UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 21 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB")[NYSE:AIB]                                                                           For Immediate Release

21 July 2011

ALLIED IRISH BANKS, P.L.C. ANNOUNCES THE PRELIMINARY RESULTS OF ITS OFFERS TO PURCHASE FOR CASH

any and all of its outstanding

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015
(ISIN: XS0208845924)
(the "2015 Euro Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023
(ISIN: XS0368068937)
(the "2023 Sterling Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017
(ISIN: XS0498532117)
(the "2017 Euro Notes" and, together with the 2015 Euro Notes and the 2023 Sterling Notes, the "Notes")

On 13 May 2011, Allied Irish Banks, p.l.c. (the "Bank") announced that it was inviting all holders of the Notes (subject to the invitation restrictions set out in the Tender and Consent Memorandum (as defined below)) to (i) tender any and all of the Notes for purchase by the Bank for cash, and (ii) consent (the "AIB Consent Invitation") to certain modifications of the terms of the Notes (together, the "AIB Offer").

The AIB Offer was made upon the terms and subject to the conditions contained in the tender and consent memorandum dated 13 May 2011 (the "Tender and Consent Memorandum").

In conjunction with the invitation to tender any and all of the Notes, the Bank invited holders of each Series of Notes (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to consider, and, if thought fit, pass, the relevant Extraordinary Resolution (each an "Extraordinary Resolution") in relation to certain modifications of the terms of each Series of the Notes as further described in the Tender and Consent Memorandum.

This announcement is made in accordance with the Tender and Consent Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender and Consent Memorandum.

The Bank hereby announces the provisional aggregate nominal amount of each Series of Notes validly tendered pursuant to the relevant AIB Offer as set out in the table below.

Description of the Notes	Common code/ISIN	Outstanding nominal amount prior to settlement of the AIB Offer	Provisional aggregate nominal amount of Notes validly tendered
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€48,534,000	€47,936,000
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£35,357,000	£35,350,000
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€217,920,000	€208,705,000

If the Bank accepts the Notes validly tendered for purchase, the Bank expects that the tender offer and related consent invitation launched on 13 May 2011 (as set out in the Tender and Consent  Memorandum) in respect of eighteen series of securities issued by the Bank, AIB UK 1 LP, AIB UK 2 LP and AIB UK 3 LP will generate approximately €2.0bn of Core Tier 1 capital following completion of the AIB Offer.

As soon as reasonably practicable after conclusion of the Meetings on Friday, 22 July 2011, the Bank expects to announce whether (i) it accepts for purchase Notes validly tendered in the relevant AIB Offer and the aggregate nominal amount (if any) of Notes of each Series accepted for purchase, and (ii) the Extraordinary Resolutions in relation to the Notes have been passed.

Payment of the Purchase Price in respect of Notes validly tendered in the relevant AIB Offer and accepted for purchase is expected to be made on Monday, 25 July 2011.

GENERAL

Holders are advised to read carefully the Tender and Consent Memorandum for full details of, and information on, the AIB Offer. Requests for information in relation to the AIB Offer should be directed to the Dealer Manager:

THE DEALER MANAGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom
For information by telephone:
+44 (0) 20 7779 2468
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

For information by telephone:
+44 (0) 20 7777 1333
Attention: Sebastien Bamsey - Liability Management
Email: sebastien.m.bamsey@jpmorgan.com

Requests for information, documents or materials relating to the AIB Offer should be directed to the Tender and Tabulation Agent:

THE TENDER AND TABULATION AGENT
Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

For information by telephone: +44 20 7704 0880
For information by facsimile: +44 20 7067 9098
Attention: Yves Theis / David Shilson
Email: aib@lucid-is.com

This announcement must be read in conjunction with the Tender and Consent Memorandum.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 21 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.